SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	FORM 13-D


	Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


	Date of Report (Date of earliest event reported): November 13, 1998


	ADEN ENTERPRISES, INC.
	(Exact name of registrant as specified in its charter)



         California			00-18140		87-0447215
(State or other jurisdiction of	      (Commission		(I.R.S. Employer
incorporation or organization)	File No.)	        Identification No.)


13314 I Street, Omaha, Nebraska				68137
(Address of principal executive offices)			        (Zip Code)


	(402) 334-5556)
	(Registrants telephone number, including area code)

Item 5.	Other Information





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.2)*


                               ADEN ENTERPRISES, INC.
---------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK $0.01 PAR VALUE
---------------------------------------------------------------
                         (Title of Class of Securities)


                                   006852 20 6
---------------------------------------------------------------
                                 (CUSIP Number)
MICHAEL S. LUTHER
1611 S. 91ST AVENUE
OMAHA, NE 68124
402-398-9703
---------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and
Communications)


                                 November 13, 1998
---------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously  filed a statement of
Schedule 13G to report
the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would  alter the
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
 Exchange  Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                        (Continued on following page(s))

CUSIP No. 006852 20 6                    13D



---------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DANIEL KOCH
	  ###-##-####

---------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]

(b)  [  ]


---------------------------------------------------------------
   3   SEC USE ONLY




---------------------------------------------------------------
   4   SOURCE OF FUNDS*

         PF


---------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
       ITEMS 2(d) OR 2(e)
   [  ]


---------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

         NEBRASKA, USA


---------------------------------------------------------------
NUMBER OF      7  SOLE VOTING POWER
SHARES            13,509,357
BENEFICIALLY
OWNED BY		---------------------------------------------
EACH	         8  SHARED VOTING POWER
EACH              0
REPORTING
PERSON		---------------------------------------------
PERSON         9  SOLE DISPOSITIVE POWER
WITH              13,509,357

			---------------------------------------------
		  10   SHARED DISPOSITIVE POWER
                  0
---------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

        13,509,357

---------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*


       [  ]

---------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.135%

---------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       INDIVIDUAL


---------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------------------------
Item 1.

	The title of the class of equity securities subject to this Schedule 13D is the Common Stock of Aden Enterprises, Inc., a California corporation (the "Issuer"), with principal executive offices at 13314 I Street, Omaha, NE 68137.
---------------------------------------------------------------
Item 2. Identity and Background
	The following table sets forth the identity and background information for each person filing this statement. The following person is a citizen of the United States and he has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


Name		      Residence Address		Business Address
	Principal Occupation
Daniel Koch		12905 Lafayette		11949 Q Street	or
Employment
Executive		Omaha, NE  68154		Omaha, NE 68145


Item 3.	Source and Amount of funds or Other Consideration

	The person filing this statement received 13,366,188
Shares of Registrants on November 13, 1998, in connection
With payments made to the Registrant equal to Approximately $150,000.00 contribution of joint venture
Interest in Emerald Technologies Corporation and
Professional services.

Item 4.	Purpose of the Transaction

	The purpose of the transaction was to compensation the Person filing this statement for contribution made to Registrant in the form outlined above.

Item 5.	Interest in Securities of the Issuer.

	The information supplied in the Information Statement
Is hereby incorporated by this reference. Except as Described in Item 3 herein, none of the persons identified
At Item 2 has effected any transaction with Respect to the class of securities described at Item 1
During the past sixty days or since the most recent
Filing on Schedule 13D, whichever is less.

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

	Except as described at Items 3 and 4 herein, There are no contracts, arrangements understandings
Or relationships (legal or otherwise) among the persons
Named in Item 2 hereof or between such persons and Any other person with respect to any securities
Of the Issuer.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge
And belief, I certify that the information set forth
In this statement is true, complete and correct.

/s/ Daniel Koch

dk13d

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